THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

4 July 2011

Allied Gold Mining PLC

("Allied Gold" or the "Company")

COMPLETION OF SCHEMES AND COMMENCEMENT OF DEALINGS ON MAIN MARKET, TOP 20 HOLDERS AND DISTRIBUTION SCHEDULE

Scheme Implementation Date

Allied Gold is pleased to announce that the schemes of arrangement to effect the restructuring of Allied Gold Limited and its subsidiaries (the "**Allied Gold Group**") and place the Company, which is a company incorporated in England and Wales, as the holding company of the Allied Gold Group, have been implemented.

Allied Gold's ordinary shares have been admitted to the premium listing segment of the Official List of the UK Listing Authority ("**Official List**") and to trading on the London Stock Exchange plc's main market for listed securities ("**Main Market**"). Trading commenced at 8:00 a.m. on 30 June 2011 (UK time).

Allied Gold's shares have also been admitted to the TSX with trading commencing at 9:30 a.m. on 30 June 2011 (Toronto time).

Allied Gold Limited shareholders on the Australian register received 1 Allied Gold Mining PLC CDI for every 6 Allied Gold Limited shares they held as at the Scheme Record Date. The ASX ticker symbol for the Company's CDIs is ALD.

At admission, the Company had 85,402,689 CDIs in issue and admitted to trading on the ASX with post transaction issued capital of 199,755,017.

Following implementation of the schemes of arrangement, please find attached:

- a final statement setting out the names of the 20 largest holders of Allied Gold Mining PLC CDIs and the number and percentage of Allied Gold Mining PLC CDIs held by those holders; and

- a final distribution schedule of the numbers of holders of Allied Gold Mining PLC CDIs in the form contained in Appendix 1A of the ASX Listing Rules at paragraph 48.

Further details in relation to the Schemes and implementation are set out in the Scheme documents available on Allied Gold's website, www.alliedgold.com.au.

Capitalised terms used, but not otherwise defined in this announcement have the same meanings as set out in the Allied Gold Limited's announcement of 4 May 2011 and the Scheme documents.

For further information please contact:

Allied Gold Mining PLC

Australia – Simon Jemison – Investor and Media +61-418-853-922